RECEIVED
APR 2 7 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
199

SECURITIES AND EXCHANGE COMMISSION

06006544

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

amended

SEC FILE NUMBER
8- 28626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/1/05 (MM/DD/YY) AND ENDING 1/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TriEqua Capital Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17501 E. 17th Street #200
(No. and Street)

Tustin CA 92780
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Caldwell (949) 975-1990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight & Monaghan, LLP
(Name – *if individual, state last, first, middle name*)

2302 Martin Street #475, Irvine CA 92612
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/21/06

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of ORANGE } ss.

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 15th day of April, 2006, by
Date / Month / Year

(1) WILLIAM J. CALDWELL,
Name of Signer

☒ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) NONE,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

[signature]
Signature of Notary Public

ANDREA D. FERRAN
Commission # 1634841
Notary Public - California
Orange County
My Comm. Expires Jan 29, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 1/31/06 Number of Pages: 1

Signer(s) Other Than Named Above: None

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

OATH OR AFFIRMATION

I, William J. Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TriEqua Capital Corporation, as of January 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AH&M ALLEN, HAIGHT & MONAGHAN LLP
Certified Public Accountants

April 20, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
APR 27 2006
WASH, D.C.
199

NASD
Attention: Corey M. Johnson
300 South Grand Avenue
Suite 1600
Los Angeles, CA 90071-3126

Re: Tri Equa Capital Corporation

Dear Mr. Johnson:

We are in receipt of your letter dated April 13, 2006 stating that Tri Equa Capital Corporation ("Tri Equa") appeared to submit a deficient January 31, 2006 filing relating to the possession and control requirements under Securities and Exchange Commission ("SEC") Rule 15c3-3. Allen, Haight & Monaghan LLP is the accounting firm engaged to perform Tri Equa's annual audit.

We would like to inform you that Tri Equa is exempt under the requirements of paragraphs (k)(1) and (k)(2) related to the possession and control requirements of SEC Rule 15c3-3.

If you have any further questions, please do not hesitate to contact our office.

Sincerely,

Allen, Haight & Monaghan LLP

Allen, Haight & Monaghan LLP

cc: Securities and Exchange Commission, Los Angeles, CA office
Securities and Exchange Commission, Washington, D.C. office
Tri Equa Capital Corporation

Donald L. Allen • R. Lee Haight • Thomas F. Monaghan • Jay W. Donovan • Mark C. Tackmann

2302 Martin, Suite 475 • Irvine, CA 92612 • (949) 852-9433 • FAX (949) 852-9620 • www.ahmcpas.com

April 13, 2006

NASD

William J. Caldwell
Chief Compliance Officer
Tri Equa Capital Corporation
17501 E. 17th Street, Suite 200
Tustin, CA 92780

RE: December 31, 2005 Audited Financial Statements

Dear Mr. Sabin:

This acknowledges receipt of the firm's December 31, 2005 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that:

> Information relating to Possession and Control Requirements under SEC Rule 15c3-3, or a statement indicating an exemption from the requirement including the exemptive provisions claimed.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you immediately send one original copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **no later than, April 27, 2006**. If you have any questions, please contact Corey M. Johnson, Compliance Examiner at (213) 613-2612.

Sincerely,

Han T. Nguyen
Supervisor

Enclosure: Form X-17A-5 Part III Facing Page